Exhibit 18.1

Mr. John B. Bartlett

Senior Vice President and Chief Financial Officer
UniFirst Corporation
68 Jonspin Road

Wilmington, MA 01887

Dear Sir:

Note 1(i) of the Notes to Consolidated Financial Statements of UniFirst Corporation included in its Form 10-K for the year ended August 27, 2005 describes a change in the method of accounting for inventories from the last-in first-out (LIFO) to the first-in first-out (FIFO) method. There are no authoritative criteria for determining a ‘preferable’ inventory accounting method based on particular circumstances, however, we conclude that such change in the method of accounting is to an acceptable alternative method which, based on your business judgment to make this change and for the stated reasons, is preferable in your circumstances.

Very truly yours,

/s/ Ernst & Young LLP

Boston, Massachusetts
November 10, 2005